Advisory:  TransAlta Holds Annual Investor Day; Confirms Release Date of Third Quarter 2008 Results

CALGARY, Alberta (Oct. 2, 2008) – TransAlta Corporation (TSX:TA;NYSE:TAC) will host its annual Investor Day on Monday, Oct. 6 in Toronto from 9:00 a.m. to noon (Eastern). At this meeting, members of TransAlta’s executive leadership team will provide investors with a comprehensive review of its growth strategy and financial outlook.

Links to the webcast and presentation slides will be available at the start of the presentation via TransAlta’s website, www.transalta.com, under Webcasts in the Investor Relations section. A recording of the webcast will also be available on the TransAlta website following the presentation.

Dial in number:

Toll-free North American participants 1-800-733-7560

TransAlta also confirmed today it will release its third quarter 2008 results before market open on Thursday, Oct 30. A conference call and webcast to discuss the results will be held for investors, analysts, members of the media and other interested parties the same day beginning at 9:00 a.m. Mountain (11:00 a.m. Eastern).

Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Jennifer Pierce" as moderator.

Dial-in numbers:
For local Calgary participants – 403-269-4703
For local Toronto participants – 416-883-7132

Toll-free North American participants – 1-888-205-4499
Participant pass code – 26326#

A link to the live webcast will be available via TransAlta’s website, www.transalta.com, under Web Casts in the Investor Relations section. If you are unable to participate in the call, the instant replay is accessible at 1-877-245-4531 with TransAlta pass code 722775#. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100  years, we’ve been a responsible operator and a proud contributor to the communities where we work and live.

For more information:

Media inquiries:

Investor inquiries:

Michael Lawrence

Jennifer Pierce

Manager, External Relations

Vice President, Communications &

Phone:  (403) 267-7330

Investor Relations

Email:michael_lawrence@transalta.com

Phone: 1-800-387-3598 in Canada and U.S.

Phone:  (403) 267-7622

E-mail:  jennifer_pierce@transalta.com

Jess Nieukerk

Manager, Investor Relations

Phone: 403-267-3607

Email: jess_nieukerk@transalta.com